UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. November 25, 2016.- Sociedad Química y Minera de Chile S.A. (SQM or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) is filing a revised 6-K to replace one that was filed on November 23, 2016, which contained translation errors of an essential fact (hecho esencial) that was filed with the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”). The translation of the hecho esencial in the previously filed version inadvertently omitted reference to the fact that the Board action was by a divided vote. The corrected translation appears below.

The Directors of Sociedad Química y Minera de Chile S.A. (SQM), met on November 23, 2016 in an Ordinary Board of Directors Meeting and agreed, by a divided vote, to the following items outlined below:

I.	Payment of Provisional Dividend

To pay and distribute, a provisional dividend of US$225 million, equivalent to US$0.85487 per share, which shall be charged against the 2016 net income. This dividend shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on December 13, 2016.

The payment of this dividend shall be made in favor of the shareholders, either personally or through their duly authorized representatives, as of 9:00 am on December 20, 2016 who are registered on the shareholders’ registry of the Company five business days prior to December 20, 2016.

II.	Change of 2016 Dividend Policy

To change the Dividend Policy for the 2016 Business year, which was informed at the annual general shareholders’ meeting held on April 26, 2016 (“Dividend Policy”). The changes are outlined below:

i.	Given that this approved dividend will be paid during the fourth quarter of 2016, no further provisional dividend will be charged against the 2016 net income.
ii.	The remaining amount of the net income for the 2016 business year, if any, will be withheld and used for the financing of the Company's operations or one or more of the Company's investment projects and without prejudice to fund all or part of any possible future expenditures, or in its distribution of a final dividend, as determined at the Company’s annual general shareholders' meeting.
iii.	The Dividend Policy described above corresponds to the intention or expectation of the Board of Directors in relation to such matter. Consequently, compliance with said Dividend Policy is necessarily conditioned to the net income ultimately obtained, to the results that indicate the periodic projections of the Company or to the existence of certain conditions that may affect them.

To the extent that the Dividend Policy undergoes any substantial change, the Board shall promptly communicate and inform its shareholders of such situation as an hecho esencial.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 25, 2016	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.